UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AppFolio, Inc.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
03783C100
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  03783C100

1.	NAME OF REPORTING PERSON Ashe Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,630,641
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,630,641
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,641
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON IA

(1) Based on a total of 16,401,460 shares of Class A common stock of the Company outstanding as of October 21, 2019, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on October 28, 2019.

CUSIP Number:  03783C100

Item 1(a).	Name of Issuer:
The name of the issuer to which this Amendment No. 3 to Schedule 13G relates is AppFolio, Inc. (the "Company").
Item 1(b).	Address of Issuer's Principal Executive Offices:
The principal executive offices of the Company are located at 50 Castilian Drive, Goleta, CA 93117.
Item 2(a).	Name of Person Filing:
This statement is filed by Ashe Capital Management, LP, a Delaware limited partnership ("Ashe"). Ashe is a registered investment advisor which holds Class A common stock of the Company in funds under its management and control, and in such capacity Ashe has voting and investment power over such securities. The principals of Ashe are William C. Crowley, William R. Harker and Stephen M. Blass (each, a "Principal" and collectively, the "Principals").
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of Ashe and each Principal is 530 Sylvan Ave., Suite 101, Englewood Cliffs, New Jersey 07632.
Item 2(c).	Citizenship:
Ashe is a limited partnership organized in Delaware. Each of the Principals is a United States citizen.
Item 2(d).	Title of Class of Securities:
The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.0001 per share.
Item 2(e).	CUSIP Number:
The CUSIP number of the Company's Class A common stock is 03783C100.

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with § 13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP Number:  03783C100

Item 4.	Ownership.
(a)  Amount beneficially owned: 1,630,641
(b)   Percent of class: 9.9% (1)
(1)
Based on a total of 16,401,460 shares of Class A common stock of the Company outstanding as of October 21, 2019, as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on October 28, 2019.

(c)  Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,630,641
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,630,641
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Securities reported on this statement on Schedule 13G as being beneficially owned by Ashe were purchased and are held on behalf of a private investment limited partnership under its management and control.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

 CUSIP Number:  03783C100

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2020
ASHE CAPITAL MANAGEMENT, LP
By:	/s/ William R. Harker
Name: Title:	William R. Harker Co-Founder and President

5